TROY, INC.

100 Europa Drive, Suite 455

Chapel Hill, NC 27517

August 29, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Troy, Inc.

Form 10

Filed July 13, 2012

File No. 000-54763

Dear Mr. Reynolds,

Troy, Inc. (“we”, “us”, or the “Company”) is in receipt of your comment letter dated August 8, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company, and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:
°	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
°	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have added a section at the beginning of the registration statement discussing our status as an emerging growth company. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), so we have provided a risk factor discussing this.

Item 5. Directors and Executive Officers

Peter Coker, page 10

2.	We note that Peter Coker, your chief executive and sole shareholder, is also an executive and/ or significant shareholder of several other shell companies that have recently filed for registration on Form 10. For example, we note his involvement in Europa Acquisition I, Inc., Europa Acquisition II, Inc., Europa Acquisition III, Inc., Europa Acquisition IV, Inc., Europa Acquisition V, Inc., Europa Acquisition VI, Inc., Europa Acquisition VII, Inc., Europa Acquisition VIII, Inc., Troy, Inc., and Buncombe, Inc. In an appropriate location, please discuss any prior experiences Mr. Coker or any other promoter associated with your offering has with other shell companies. Your revised disclosure should include:

•	The registrant’s name;
•	The initial filing date;
•	Whether the registrant is current and was timely in its Exchange Act reporting obligations;
•	Whether the registrant has engaged in a business combination;
•	Whether the registrant registered any offerings under the Securities Act;
•	Whether any transaction resulted in termination of your officers’, shareholders’ or promoters’ association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity;
•	Mr. Coker’s role and involvement with the registrant;
•	A discussion of how Mr. Coker will allocate his time, business opportunities, and otherwise resolve conflicts between entities; and,
•	Any other information deemed relevant.Item 6.

To assist investors please consider providing this information in tabular format.

Response: We have included a table listing the various shell and blank check companies that Mr. Coker’s has been involvement in, and have provided the requested disclosure for each entity.

Item 6. Executive Compensation, page 11

3.	Please revise to disclose by footnote the assumptions made in the valuation of the Stock Awards by reference to a discussion of those assumptions in the Company’s financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis. Refer to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Response: We have added a footnote in the executive compensation table discussing the valuation of the Stock Awards.

4.	You state that Peter Coker has not received any “cash” remuneration since inception. Item 402(m) of Regulation S-K requires you to discuss all compensation, including cash and non-cash items. We note that Mr. Coker received stock in exchange for services rendered to the company. Please revise your executive compensation disclosure accordingly.

Response: We have revised the compensation section to clarify that Mr. Coker has received compensation, in the form of stock issued by Company.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10 and amendments thereto (the “Filing”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Peter Coker
Name:	Peter Coker
Title:	President, Troy, Inc.